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Ms. Ellie Bavaria

Office of International Corporate Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

By Edgar and E-Mail	October 25, 2013

Dear Ms. Bavaria

Hungary

Registration Statement under Schedule B
File No. 333-191209 (Filed September 17, 2013)

Form 18-K for the Fiscal Year Ended December 31, 2012
File No. 033-49294-01 (Filed September 13, 2013)

Dear Ms. Bavaria

On behalf of Hungary, we hereby acknowledge receipt of the comment letter dated October 10, 2013 (the “Comment Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission with respect to (1) the Registration Statement under Schedule B filed by Hungary on September 17, 2013 (the “Registration Statement”) and (2) Hungary’s Annual Report on Form 18-K for its fiscal year ended December 31, 2012, filed on September 13, 2013 (the “18-K”). Set forth below are Hungary’s responses to the comments contained in the Comment Letter.

For ease of reference, the Staff’s comments are repeated in bold-face type below, followed by Hungary’s response to the comment. With this letter, Hungary is filing Amendment No. 1 to Hungary’s Annual Report on Form 18-K for its fiscal year ended December 31, 2012 (the “Amended 18-K”). Hungary will file Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) after resolving any additional comments to the Amended 18-K. We are providing supplementally to the Staff a marked copy of the Amended 18-K showing all changes since the filing of the 18-K, including changes being made in response to the Staff’s comments. We make page references in the responses set forth below as indicated to the pages in the Amended 18-K, as filed

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electronically via EDGAR on the date hereof. Upon filing of the Amended Registration Statement, we will provide supplementally to the Staff a marked copy of the Amended Registration Statement that will show all changes since the filing of the Registration Statement, including changes being made in response to the Staff’s comments.

Capitalized terms used but not defined in this letter are used as defined in the Amended 18-K.

Registration Statement under Schedule B

Incorporation of Certain Documents by Reference, page 2

1.                                   Please provide a telephone number that investors may use to orally request Hungary’s incorporated documents.

Hungary will provide a telephone number that investors may use to orally request Hungary’s incorporated documents in the Amended Registration Statement when it is filed.

Events of Default and Acceleration; Collective Action Securities, page 8

2.                                   In the second bullet point beneath “Reserved Matter” on page 10, clarify whether “any other person or body corporate formed or to be formed” would be affiliated with Hungary.

We understand this clause to include affiliates and non-affiliates.  Both the fiscal agency agreement provision and the description are quite standard and the description appears this way in numerous registration statements.  We respectfully suggest, in light of market practice, that adding disclosure (e.g. “whether or not affiliated with Hungary”) would be more confusing than clarifying to investors.

Form 18-K

General

3.                                   To the extent possible, please update all statistics to provide the most recent data, including a discussion of the 2014 budget. When you provide data for 2013, specify the specific period for which the information was provided, such as June 30, 2013.

Hungary has updated the statistics appearing in the Amended 18-K to include the most recent data available.  Hungary sets out the date as of which data is provided throughout the 18-K.  Hungary has included a discussion of the 2014 budget in the new “Summary” section on page 6 of the Amended 18-K.

4.                            In a new section preceding the overview, please include a summary discussion regarding Hungary’s recent economic performance, including selected economic data and a discussion of the 2012 return to recession, and a discussion of recent political events.

Hungary has included a new “Summary” section discussing Hungary’s recent economic performance, including selected economic data and a discussion of the 2012 return to recession, and a discussion of recent political events on pages 3-6 of the Amended 18-K.

Recent Political Developments, page 11

5.                                   On page 12, please clarify the date on which the New Civil Code will go into effect or whether it already has gone into effect.

Hungary has clarified the date on which the New Civil Code will go into effect on page 15 of the Amended 18-K.

6.                                   Please discuss the concerns the European Central Bank has raised about the independence of the National Bank of Hungary generally and in connection with the merger of the NBH and the Hungarian Financial Supervisory Authority. We note that the ECB issued a July 26, 2013 opinion regarding the merger.

Hungary has included a discussion of the concerns raised by the European Central Bank in its July 26, 2013 opinion regarding the independence of the National Bank of Hungary, both generally and in connection with the merger of the NBH with HFSA, on page 5 of the new “Summary” section of the Amended 18-K and on page 16 of the Amended 18-K.  Hungary supplementally informs the Staff that this opinion was sought by the MNE in order to facilitate compliance with the relevant European Union treaties and the advice received is expected to be applied for this purpose.

7.                                   Update the discussion regarding the Government’s plans to settle the position of debtors who hold mortgage loans denominated in foreign currencies. We note that a Government official recently ruled out a drastic resolution. Explain the extent of the Government’s proposed involvement with respect to providing relief for debtors holding foreign-currency denominated mortgages. To the extent material, please discuss the anticipated effect on financial institutions and on the Government’s public finances and the economy generally.

Hungary has updated disclosure regarding the Government’s plans to settle the position of debtors who hold foreign-denominated mortgage loans with respect to the extent of the Government’s proposed involvement in providing relief to such debtors on page 16 of the Amended 18-K.  Hungary supplementally informs the Staff that as the steps, if any, that the Government will take have not yet been finalized and are a proposal only, it is difficult to predict the impact any such steps will have, once taken, on financial institutions, the public finances and the economy generally.

8.                                   Please discuss proposals to incorporate utility tariff cuts into the New Constitution.

Hungary has included disclosure of the introduction of a proposed Sixth Amendment to the Fundamental Law concerning utility tariff cuts on page 17 of the Amended 18-K.

International Relations, page 14

9.                                   In the discussion of the Szechenyi Plan, you discuss the development of the business environment. In an appropriate location, please discuss uncertainty in the business environment resulting from the Government’s involvement in the private sector through the imposition of taxes on certain sectors of the economy, mortgage prepayment schemes and utility tariff reductions.

Hungary believes there has not been any significant increase in uncertainty in the business environment resulting from the Government’s involvement in the private sector through the imposition of taxes on certain sectors of the economy, mortgage prepayment schemes and utility tariff reductions. The EU has closed the Excessive Deficit Procedure against Hungary and signs of economic growth have emerged in 2013. The Government expects a much more stable business environment in the future.

Gross Domestic Product, page 18

10.                            Throughout the discussion of economic statistics, please expand the disclosure regarding changes to address the underlying causes of these changes. For example, in the discussion of 2012 GDP, Hungary should address the causes of weakened external demand.

Hungary has expanded disclosure in accordance with the Staff’s comment on page 23 of the Amended 18-K to address the underlying causes of these changes. Hungary has also updated disclosure with respect to the service industries subsector on page 29 of the Amended 18-K.

Privatization, page 29

11.                            Please discuss Hungary’s plans to nationalize six to seven utilities.

Hungary has included disclosure regarding Prime Minister Victor Orbán’s announcement of talks to nationalize certain utility companies on page 32 of the Amended 18-K.  Hungary supplementally informs the Staff that there is no additional publicly available information with respect to the potential nationalizations at this time.

Foreign Direct Investment, page 36

12.                            Please discuss the underlying reasons for material changes in foreign direct investment.

Hungary has expanded disclosure in accordance with the Staff’s comment on page 38 of the Amended 18-K to address the underlying reasons for these changes.

Schedule of Payments on External Public Debt as of March 31, 2013, page 98

13.                            Please identify the currency in which these amounts are presented and whether the amounts are in millions or billions.

Hungary has identified the currency in which the amounts appearing in the Schedule of Payments on External Public Debt on page 90 of the Amended 18-K are presented and specified that these amounts are in millions of euros.  Hungary has also updated these numbers to September 30, 2013.

We trust that the foregoing responds adequately to the Staff’s comments.  If you have any additional comments or questions, please do not hesitate to contact the undersigned.  If the Staff does not have further comments to the Amended 18-K, Hungary expects to subsequently file, and request acceleration of, the Amended Registration Statement.

Yours sincerely,

/s/ Jeffrey C. Cohen
Jeffrey C. Cohen

cc: Dr. Zsolt Szita